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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                        Commission File Number 333-62227


         (Check One)

         [  ]  Form 10-K   [  ] Form 11-K

         [  ]  Form 20-F   [X]  Form 10-Q

         For Period Ended:    June 28, 2002

         [  ] Transition Report on Form 10-K

         [  ] Transition Report on Form 20-F

         [  ] Transition Report on Form 11-K

         [  ] Transition Report on Form 10-Q

         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended: __________



  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:                         AMERICAN COMMERCIAL LINES LLC

Former Name if Applicable:  N/A

Address of Principal Executive Office
(Street and Number):                             1701 East Market Street

City, state and zip code:                        Jeffersonville, Indiana 47130
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                                     PART II
                             RULE 12B-25(b) AND (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

      As previously announced, American Commercial Lines LLC ("ACL") completed a financial restructuring and recapitalization on May 29, 2002, which involved the acquisition of 100% of the membership interests of American Commercial Lines Holdings LLC, ACL's parent, by Danielson Holding Corporation ("DHC"). Because of the timing of the financial restructuring, recapitalization and acquisition and the election of DHC to push down its basis to the net assets of ACL, ACL has not completed all procedures necessary to ensure that a complete and accurate Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2002 ("10-Q") is filed. ACL worked diligently to complete its 10-Q in a timely manner, however, it could not do so without unreasonable effort and expense. ACL plans to file its 10-Q within the time period prescribed by Rule 12b-25 of the Securities Exchange Act of 1934.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            James J. Wolff                 (812)              288-0100
            --------------------------------------------------------------------
            (Name)                         (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                          AMERICAN COMMERCIAL LINES LLC

                  (Name of Registrant as Specified in Charter)


      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    August 13, 2002                    By:  /s/ James J. Wolff
                                               ---------------------------
                                                 Chief Financial Officer
                                                 and Senior Vice President

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.